Exhibit 99.2

Extracts from the Internal Rules of the Board of Directors

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The Internal Rules of the Board of Directors describe the rights and obligations of Board members; the composition, role and operating procedures of the Board and Board committees; and the roles and powers of the Chairman and the Chief Executive Officer.

In their current form, the Internal Rules comply fully with the spirit of the AFEP-MEDEF corporate governance code. We intend to revise them during 2009 to bring them even more closely into line with the code’s recommendations.

Composition of the Board of Directors

At least half of the members of the Board of Directors shall be independent directors.

A director is regarded as independent if he or she has no relationship of any kind with the Company, the Group or its management that is liable to impair his or her judgment. It is the responsibility of the Board, acting upon the recommendation of the Appointments and Governance Committee, to assess the independence of its members.

Obligations of directors

In addition to the requirements contained in the bylaws, it is preferred that each director hold at least five hundred sanofi-aventis shares in his or her own name.

When a director participates in Board deliberations and votes at Board meetings, he or she represents all the shareholders of the Company and shall act in the Company’s corporate interests.

In preparing for meetings of the Board and of any Committee on which the Board requests them to sit, directors shall devote the time necessary to examining the supporting documentation sent to them. They shall receive all information necessary to fulfill their responsibilities and may request that they be sent any document they regard as useful.

Directors must inform the Board of any actual or potential conflict of interest, and may not be involved in a personal capacity in any business that is in competition with the Company without having previously informed the Board and obtained its consent.

Directors who are in possession of privileged information must, for as long as this information has not been made public, refrain from directly or indirectly entering into any transaction involving the financial instruments of the Company and from disclosing such information to third parties.

Role of the Board of Directors

The Board deliberates on issues that are within its competence by law or under the Company’s bylaws.

The Board of Directors shall determine the orientations of the Company’s activities and oversee the implementation of these orientations. It shall address any issue of relevance to the proper conduct of the Company’s affairs and shall, through its deliberations, settle matters concerning the Company. Within the scope of its role, the Board shall inter alia:

•	deliberate on the strategy of sanofi-aventis and on transactions arising from that strategy, and more generally on any significant transactions, in particular major investments and divestments;

•	appoint corporate officers responsible for managing the business, and oversee their management;

•	oversee the quality of the information provided to the shareholders and the markets via the financial statements and annual report, and on the occasion of very large corporate actions.

Operations of the Board of Directors

The Board of Directors shall meet at least four times a year, and whenever circumstances require.

A discussion of the operating procedures of the Board must be included on the agenda of at least one Board meeting a year. A formal evaluation shall be performed every three years.

Within a reasonable period in advance of each meeting, the directors shall receive the agenda for the meeting and all necessary information for their consideration, other than in exceptional circumstances.

The Board shall assess the appropriateness of establishing permanent or ad hoc specialist committees, and determine the composition of such committees in light of the issues they are required to address. It shall ensure that any such committees function properly.

Within the overall limit set by the Shareholders’ General Meeting, the Board shall allocate attendance fees to the directors, and may allocate additional attendance fees to directors who sit on specialist committees to reflect the time they devote to such committees. The Board may also allocate additional attendance fees to directors living outside France to reflect the necessity of their traveling to attend meetings.

Roles and powers of the Chairman and the Chief Executive Officer

The Chairman shall represent the Board of Directors and, other than in exceptional circumstances, shall have sole authority to act and speak on behalf of the Board of Directors.

The Chairman shall organize and direct the work of the Board of Directors and ensure that the corporate decision-making bodies are operating effectively in accordance with the principles of good governance. He or she shall co-ordinate the work of the Board of Directors with that of the committees.

He or she shall ensure that directors have access on a timely basis to clear and appropriate information required for the performance of their duties.

In close collaboration with the Senior Management, the Chairman may represent the Company in high-level dealings with governmental bodies and with the Group’s key partners, both nationally and internationally, as well as playing a role in defining major strategic choices, especially as regards mergers, acquisitions and alliances.

The Chairman shall prepare the report on corporate governance and internal control stipulated in article L. 225-37 of the French Commercial Code.

The Chief Executive Officer shall assume responsibility for the Senior Management of the Company, and shall chair the Group Management Committee and Executive Committee.

He or she shall have the broadest powers to act in the name of the Company in all circumstances, subject to powers attributed by law to the Board of Directors or the Shareholders’ General Meeting and to the Company’s own corporate governance rules.

At each Board meeting, the Chief Executive Officer shall present a report on significant matters affecting the Group’s affairs.

Audit Committee

Role

The role of the Audit Committee shall be to review:

•	the scope of consolidation;

•	the annual parent company financial statements, the annual, half-year and quarterly consolidated financial statements, the annual and half-year management reports, and the statutory auditors’ report;

•	control procedures, the report of management on internal control, and the statutory auditors’ report on this report;

•	internal audit work programs, and periodic summaries of internal audit reports;

•	the appropriateness of elective accounting treatments;

•	the Group’s cash position;

•	material risks and off balance sheet commitments;

•	any issue liable to have a material financial or accounting impact;

•	the use of non-GAAP indicators in financial communication;

•	major litigation, on an annual basis.

The Audit Committee may visit or interview persons responsible for operational entities in furtherance of its role, having previously informed the Chairman of the Board and the Chief Executive Officer.

In carrying out its role, the Audit Committee may seek, via the Chairman of the Board or the Chief Executive Officer, interviews with persons involved in the preparation of the financial statements (Chief Financial and Chief Accounting Officers, persons responsible for Internal Audit), with or without the Chairman of the Board and Chief Executive Officer being present, and may request that it be supplied with all necessary information. The Audit Committee may interview the statutory auditors with or without management being present, and may consult external experts.

In addition, the Committee shall:

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direct selection procedures for the statutory auditors when their mandates are due for renewal, monitors fees paid to the statutory auditors, ensure that signatory partners are rotated every five years, and monitor compliance with auditor independence rules;

•	approve in advance any request to the statutory auditors to provide services unrelated to the audit of the financial statements, in compliance with the relevant laws;

•	ensure that internal early warning procedures relating to accounting, internal accounting controls and audit are in place and properly applied;

•	ensure that independent directors receive no compensation other than attendance fees.

Composition – Operation

The Committee shall have at least three members with financial or accounting expertise, to be chosen by the Board from among the independent directors, at least one of whom must qualify as a financial expert within the meaning of U.S. securities legislation.

The Committee shall meet as often as it sees fit and at least four times a year, in particular prior to the publication of the financial statements. The Chairman of the Board may call a meeting of the Committee if he or she thinks it necessary. Minutes shall be kept of Committee meetings.

The chairman of the Committee shall report on its work to the Board of Directors.

The annual report shall include a description of the Committee’s work during the past financial year.

Compensation Committee

The role of the Committee shall be to:

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make recommendations and proposals to the Board concerning the compensation, pension and welfare plans, top-up pension plans, benefits in kind and other pecuniary benefits of executive officers, and the granting of stock options;

•	establish rules for determining the variable component of executive directors’ compensation, and ensure that these rules are applied;

•	formulate general policy on the granting of stock options, and determine the frequency of grants for each category of grantee;

•	review the system for allocating attendance fees between directors;

•	advise Senior Management on the compensation of key senior executives.

The Committee shall consist of at least three members appointed by the Board from among the non-executive directors. At least half of the Committee members shall be independent directors.

The Committee shall meet as often as it sees fit and at least twice a year. The Chairman of the Board may call a meeting of the Committee if he or she thinks it necessary. Minutes shall be kept of Committee meetings.

The chairman of the Committee shall report on its work to the Board of Directors.

The annual report shall include a description of the Committee’s work during the past financial year.

Appointments and Governance Committee

The role of the Appointments and Governance Committee shall be to:

•	recommend suitable candidates to the Board for appointment as directors or as corporate officers;

•	establish corporate governance rules for the Company, and check that those rules are applied;

•	check that there is adequate succession planning for the Company’s executive bodies;

•	check compliance with ethical standards within the Company and in its dealings with third parties;

•	on an annual basis, provide the Board of Directors with a list of directors who can be regarded as independent;

•	formulate procedures for evaluating Board practices, and check that those procedures are applied.

The Committee shall consist of the Chairman of the Board of Directors, the chairman of the Committee, and the members of the Compensation Committee. The Committee may suggest to the Board that it be augmented by the appointment of one or more directors who are not members of the Compensation Committee.

The Committee shall meet as often as it sees fit and at least twice a year. The Chairman of the Board may call a meeting of the Committee if he or she thinks it necessary. Minutes shall be kept of Committee meetings.

The chairman of the Committee shall report on its work to the Board of Directors.

The annual report shall include a description of the Committee’s work during the past financial year.

Strategy Committee

The Strategy Committee is tasked with assessing major strategic options with a view to the development of the Company’s business.

It shall brief the Board of Directors on issues of major strategic interest, such as:

•	acquisition, merger and alliance opportunities;

•	the development priorities put forward by Senior Management;

•	financial and stock market strategies, and compliance with key financial ratios;

•	potential diversification opportunities;

•	and more generally, any strategic option judged to be essential to the Company’s future.

The Committee shall consist of the corporate officer(s) and at least three directors, and shall be chaired by the Chairman of the Board of Directors.

It shall meet as often as necessary, with meetings called by its chairman or at the request of a majority of its members.